ICZOOM GROUP INC.

August 23, 2021

Via Edgar

Mr. Scott Stringer

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	ICZOOM Group Inc.

Amendment No. 2 to Draft Registration Statement on Form F-1

Submitted July 9, 2021

CIK No. 0001854572

Dear Mr. Scott Stringer:

This letter is in response to the letter dated July 23, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to ICZOOM Group Inc. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form F-1 (the “Registration Statement”) is being filed to accompany this letter.

Amendment No. 2 to Draft Registration Statement on Form F-1

General

1. In light of recent events that indicate greater oversight by the Cyberspace Administration of China (CAC) in terms of data security, particularly for companies seeking to list on a foreign exchange, please revise the prospectus as applicable to explain in greater detail how this greater oversight will impact your business and operations and this offering. Additionally, please address to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date, including any proposed regulations or policies, and whether you will be required to submit a cybersecurity checkup before commencing this offering. Please also address any potential risks from non-compliance with any CAC regulations, policies or clearances. Please provide similar disclosure, as necessary, relating to the Data Security Law recently promulgated by the SCNPC.

Response: In response to the Staff’s comments, we added our disclosures with regard to the greater oversight by the Cyberspace Administration of China (CAC), the relevant rules under Data Security Law, as well as our compliance therewith as of the date hereof on page 47 of the Registration Statement under “Risk Factors—Risks Related to Doing Business in China—Risks Related to Doing Business in China - In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, we may be subject to a variety of PRC laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, our listing on the Nasdaq Capital Market, financial condition, results of operations, and the offering.” and on page 149 of the Registration Statement under “Regulations - Regulations on Internet Information Security and Privacy Protection.” Further, we added our disclosure on page 48 and 151 of the Registration Statement to state that we have not received any notice from any authorities requiring us to undertake a cybersecurity review by the CAC and that we have not been subject to any penalties, fines, suspensions, investigations from any competent authorities for violation of the regulations or policies that have been issued by the CAC to date.

Address: Room 102, Technology Building, International e-Commerce Industrial park, 105Meihua Rd, Futian District, Shenzhen

Our current corporate structure and business operations..., page 37

2. You note that if control over your consolidated VIE is deemed to be a foreign investment, and your VIE conducts any business that is “restricted” or “prohibited” from foreign investment on the “negative list,” you may be deemed in violation of the Foreign Investment Law. Please revise to clearly state how the business activities of each of your wholly-owned PRC subsidiaries are characterized under the Foreign Investment Law, and whether any of the current or proposed business activities of the PRC subsidiaries are on the negative list. Please also expand your risk factor disclosure here, or elsewhere as appropriate, to provide a discussion of any material risks related to effecting an initial public offering in a foreign jurisdiction.

Response: In response to the Staff’s comments, we revised our disclosure on page 42 of the Registration Statement to state that the current business activities of our PRC subsidiaries are not on the “negative list”, that foreign investors are allowed to hold 100% equity interests of our PRC subsidiaries under the Foreign Investment Law, and that we have no plans at the present to change our PRC subsidiaries’ business activities in the future. Further we added disclosure on page 18 and 79 of the Registration Statement under “Corporate Information—Permission Required from the PRC Authorities for the VIE’s Operation.” The disclosure of the relevant risk factors were added on page 45 of the Registration Statement under “Risk Factors—Risks Relating to Doing Business in China—The Chinese government exerts substantial influence over the manner in which we must conduct our business activities…”

Managements Discussion and Analysis of Financial Condition and Results of Operations

Key Financial Performance Indicators, page 74

3. We note in response to comment 4 you replaced customer retention rate with disclosure of the number of repeat customers. You measure repeat customers as “the number of the customers who made orders in the current period with transaction records with us in the last five fiscal years.” Please explain in further detail why you believe there is value to potential investors in measuring the frequency of repeat customers over an extended period of five years when you operate within an industry subject to short product life, evolving technologies and customers with frequent purchase needs.

Response: In response to the Staff’s comments, we added the disclosure on page 88 of the Registration Statement to explain that our customers are mainly small and medium-sized enterprises (the “SMEs”) who rely on our e-commerce platform for one-stop procurement, as well as the add-on services to lower the total cost of procurement conducted by themselves. Even though the electronics industry is subject to short product life cycles, fast changing product trends, constantly evolving technologies and customers with frequent purchase needs, our relatively short inventory turnover period and increasingly large number of the stock keeping units (the “SKUs”) enable us to satisfy our customers’ frequent, changing, and various demands and further to maintain a long term business relationship with our customers. Therefore, such increased percentage of the repeat customers reflects the higher satisfactions and loyalty of our existing customers, as one of the indicators of the performance of our services and business.

Executive Compensation, page 157

4. Please revise to update this section for the last full financial year. Please also revise the Related Party Transaction section on page 160 in a similar manner. Refer to Items 6.B and 7.B of Form 20-F.

Response: In response to the Staff’s comments, we revised the executive compensation table and the disclosure under the Related Party Transaction section on page 170 and 174 of the Registration Statement, respectively.

Material PRC Income Tax Considerations, page 179

5. We note that the form of tax opinion filed as Exhibit 8.1 is a short-form tax opinion. The short-form tax opinion and the tax disclosure in the prospectus both must state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of counsel. Refer to Section III.B.2 of Staff Legal Bulletin No. 19. Please revise this section and have counsel revise the tax opinion to state clearly that the tax consequences discussed in the referenced section is counsel’s opinion. A description of the law is not sufficient. Refer to Section III.C.2 of Staff Legal Bulletin No. 19.

Response: In response to Staff’s comments, we have revised the preface of the Taxation section on page 193 of the Registration Statement. Further, we have filed the revised draft of the short-form tax opinion prepared by our PRC counsel, Han Kun Law Offices, to the extent that the discussion relates to matters of PRC tax law as Exhibit 8.1 of the Registration Statement.

Address: Room 102, Technology Building, International e-Commerce Industrial park, 105Meihua Rd, Futian District, Shenzhen

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Arila Zhou at azhou@htflawyers.com or by telephone at 212-530-2207.

Very truthfully yours,

By:	/s/ Lei Xia
Lei Xia Chief Executive Officer and Director

CC:	Arila Zhou, Esq.
Hunter	Taubman Fischer & Li LLC

Address: Room 102, Technology Building, International e-Commerce Industrial park, 105Meihua Rd, Futian District, Shenzhen